UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

TransAct Technologies Incorporated

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

892918103
(CUSIP Number)

James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 660
Chevy Chase, MD  20815
(301) 656-8500

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2013
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918103	13D/A	Page 2 of 7 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only)
Roumell Asset Management, LLC 52-2145132
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	66,300*
8	Shared Voting Power	662,086**
9	Sole Dispositive Power	66,300*
10	Shared Dispositive Power	662,086**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 728,386

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(See Instructions)	Not Applicable
13	Percent of Class Represented by Amount in Row (11)
8.4%***

14	Type of Reporting Person	IA

*      These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment advisor to the Roumell Opportunistic Value Fund (the “Fund”).

**      These shares are deemed to be owned beneficially by Roumell Asset Management, LLC (“RAM”) solely as a result of its discretionary power over such shares as investment adviser to its clients.

***           The denominator is based on 8,626,812 shares of common stock outstanding as of April 30, 2013, as stated on the facing page of the Form 10-Q for the quarter ended March 31, 2013 (the “Form 10-Q”) filed by Transact Technologies Incorporated.

CUSIP No. 892918103	13D/A	Page 3 of 7 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only)
James C. Roumell
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	76,630*
8	Shared Voting Power	662,086**
9	Sole Dispositive Power	76,630*
10	Shared Dispositive Power	662,086**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 738,716

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(See Instructions)	Not Applicable
13
Percent of Class Represented by Amount in Row (11)	8.6%

14	Type of Reporting Person	IN

*      Includes 66,300 shares held by the Fund.

**    Roumell is the President of RAM and holds a controlling percentage of its outstanding voting securities and, as result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares beneficially owned by RAM.

***  The denominator is based on 8,626,812 shares of common stock outstanding as of April 30, 2013, as stated on the facing page of the Form 10-Q filed by Transact Technologies Incorporated.

CUSIP No. 892918103	13D/A	Page 4 of 7 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

Roumell Asset Management is a registered investment adviser under the Investment Advisers Act of 1940.  Roumell Asset Management directed client accounts as to which it had discretionary authority to purchase, for the clients’ benefit and in the clients’ names (or in street name) the 662,086 shares of common stock of TransAct Technologies Incorporated (the “Issuer”).  The aggregate purchase price was $5,899,710, inclusive of brokerage commissions.  The sources of funding for these purchases were individual client funds.

Roumell Asset Management is the sole investment advisor to the Roumell Opportunistic Value Fund (the “Fund”), an investment company registered under the Investment Company Act of 1940.  As investment advisor to the Fund, Roumell Asset Management caused the Fund to purchase 66,300 shares of common stock of the Issuer.  The aggregate purchase price was $752,011, inclusive of brokerage commissions.  The sources of funding for these purchases were proceeds from the sale of Fund shares.

Mr. Roumell purchased 10,330 shares of common stock for an aggregate purchase price of $93,834, inclusive of brokerage commissions.  The source of funding for these purchases was funds in his retirement account.

Item 4.  Purpose of Transaction.

Roumell Asset Management, LLC and James C. Roumell (the “Reporting Persons”) acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity.  The Reporting Persons recently discovered that, as of May 30, 2013, client-requested sales and account transfers had exceeded one percent of the outstanding shares of common stock of the Issuer as of July 31, 2012, which outstanding amount was used by the Reporting Persons for Amendment No. 3 on Schedule 13D/A (“Amendment No. 3”), as filed in November 2012.  Accordingly, the Reporting Persons are filing this Amendment No. 4 on Schedule 13D/A.

As previously disclosed, as of January 9, 2012, the Reporting Persons decided to attempt to discuss factors contributing to the current undervaluation of the Issuer’s stock and new strategies to create and maximize value for the Issuer’s stockholders directly with the Issuer’s management and board of directors.  Accordingly, the Reporting Persons sent a letter, dated January 11, 2012, to the Issuer’s board of directors.  A copy of this letter was filed with the original Schedule 13D on January 11, 2012 as Exhibit 7.02.

As disclosed in the Original 13D, the Reporting Persons also reserved the right to enter into discussions with third parties that may be interested in acquiring the Issuer or may propose matters directly to the Issuer’s stockholders.  Mr. Roumell had discussions with third parties, although neither Mr. Roumell nor, to the Reporting Persons’ knowledge, any such third party, have any plans or proposals with respect to transactions involving Issuer.  Based on these discussions and other factors described in a letter dated April 10, 2012, the Reporting Persons sent a second letter to the Issuer’s Board of Directors.  A copy of the second letter was filed with Amendment No. 1 on Schedule 13D/A as Exhibit 7.03.  Sales and account transfers of more than one percent of the Issuer’s outstanding common stock required Amendment No. 2 on Schedule 13D/A in April 2012.  Since sales and account transfers had again caused the Reporting Persons’ beneficial ownership to decline by more than one percent and after six months of inaction by the Issuer and its Board of Directors, the Reporting Persons were required to file Amendment No. 3 and felt compelled to send another letter to the Board of Directors.  A copy of this third letter was filed with Amendment No. 3 as Exhibit 7.04.

The Reporting Persons have no current intention to purchase additional securities of the Issuer.  The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer and may from time to time, in the ordinary course of business, dispose of all or any portion of the shares of Issuer common stock beneficially owned by them depending on market conditions and other factors.  In addition, Roumell Asset Management is required to sell or transfer shares of the Issuer’s common stock from time to time to accommodate

CUSIP No. 892918103	13D/A	Page 5 of 7 Pages

client requests.  Any sales of the Issuer’s common stock may be in the open market, privately negotiated transactions or otherwise.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           See Items 11 and 13 of the cover pages of this Schedule 13D/A, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock owned by each of the Reporting Persons.

(b)           See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D/A, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of common stock.

The 66,300 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment advisor to the Fund. The 662,086 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser.  Mr. Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of Roumell Asset Management, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund.

The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on the 8,626,812 shares of common stock outstanding as of April 30, 2013, as stated on the facing page of the Form 10-Q for the quarter ended March 31, 2013 filed by the Issuer.

(c)           During the 60-day period ended June 7, 2013, Roumell Asset Management did not purchase any shares of the Issuer’s common stock but did conduct the following sales of the Issuer’s common stock.  Each of the below listed sales was executed to accommodate redemptions and for client tax planning and other personal purposes, and conducted in the open market for cash.  Sale prices exclude brokerage commissions paid.

Date	No. of Shares	Aggregate Sale Price
04/09/2013	110	$844.70
04/17/2013	30	$229.50
04/19/2013	6,400	$46,875.01
04/26/2013	2,100	$15,683.81

CUSIP No. 892918103	13D/A	Page 6 of 7 Pages

Date	No. of Shares	Aggregate Sale Price
04/30/2013	80	$600.81
05/01/2013	520	$3,865.58
05/02/2013	1,020	$7,559.20
05/06/2013	170	$1,275.02
05/07/2013	520	$3,926.05
05/10/2013	1,050	$8,054.15
05/17/2013	190	$1,539.02
05/20/2013	440	$3,533.20
05/21/2013	290	$2,320.00
05/23/2013	1,100	$8,933.92
05/28/2013	1,430.00	$11,670.80
05/29/2013	7,550.00	$60,098.76
05/30/2013	9,622.00	$75,600.70
05/31/2013	1,060.00	$8,321.30

The Fund and Mr. Roumell did not have any transactions in the Issuer’s common stock during the 60-day period ended June 7, 2013.

(d)           Roumell Asset Management’s advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 662,086 shares of the Issuer’s common stock.  Investors in the Fund have the right to receive or direct the receipt of dividends from the 66,300 shares of the Issuer’s common stock, but proceeds from the sale of such shares become assets of the Fund.   Mr. Roumell has the right, through his retirement account, to receive dividends from, or the proceeds from the sale of, the 10,330 shares of the Issuer’s common stock.

(e)           Not applicable.

CUSIP No. 892918103	13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Date: June 7, 2013	By:	/s/ James C. Roumell
James C. Roumell

Roumell Asset Management LLC
Date: June 7, 2013	By:	/s/ James C. Roumell
James C. Roumell, President